SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

10th Issuance of Debentures – AXIA Energia

Rio de Janeiro, June 22, 2026, AXIA Energia S.A. (“Company” or “AXIA Energia”) informs that, on this date, the Board of Directors approved the issuance of simple debentures, non-convertible into shares, unsecured, in up to two series, in the total amount of R$ 1.6 billion, with the possibility of an additional allocation of up to 25% of the issuance volume, depending on the results of the bookbuilding process, with the total size of the transaction potentially reaching R$ 2.0 billion, through its 10th issuance, with the following key characteristics:

Issuer	AXIA Energia (10ª emissão)
Séries	Up to 2 tranches
Issuance Amount	R$ 1.6 billion, with the possibility of an additional issuance of up to 25% (greenshoe option) of the total issuance volume
Security	Unsecured
Interest Payment	Semiannual, with no grace period
Amortization	1st tranche: Bullet (single repayment at maturity, on July 15, 2033)
2nd tranche: Annual amortization payments starting in the 8th year (July 15, 2034, July 15, 2035, and July 15, 2036)
Yield (to be determined pursuant to the Bookbuilding Procedure)	1st tranche: capped at DI rate + 0.80% per year
2nd tranche: capped at DI rate + 0.90% per year
Total Term and Maturity Date	1st tranche: 7-year maturity (July 15, 2033)
2nd tranche: 10-year maturity (July 15, 2036)

The offering will be conducted as a public distribution offering under the automatic registration procedure, exclusively targeting professional investors. Additionally, the debentures will be issued under a communicating vessels mechanism, in accordance with the outcome of the Bookbuilding Procedure.

THE OFFERING HAS NOT YET BEEN REGISTERED WITH THE CVM. THIS MATERIAL FACT IS INTENDED SOLELY TO DISCLOSE THE APPROVAL OF THE OFFERING BY AXIA ENERGIA'S BOARD OF DIRECTORS.

This Material Fact does not constitute an offer, invitation or solicitation to subscribe for the debentures, nor shall any information contained herein form the basis of any contract or commitment.

Eduardo Haiama

Vice-presidente Financeiro e de Relações com Investidores

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.